Statement of Financial Condition

W&S Brokerage Services, Inc.
Year ended December 31, 2022
With Report of Independent Registered Public
Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-24674

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: W&S Brokerage Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

404 Broadway Street - 4th Floor
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Terrie A. Wiedenheft	(513)-362-8242	terrie.wiedenheft@wslife.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

221 East 4th Street, Suite 2900	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

10/20/2003	00042
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terrie A. Wiedenheft _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of W&S Brokerage Services, Inc. _____, as of 12/31 _____, 2 2 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Sr VP CFO and Chief Operating Officer



Notary Public

KATHRYN F PARTIN
Notary Public State of Ohio
My Commission Expires 06-07-2024

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

W&S Brokerage Services, Inc.

Statement of Financial Condition

Year ended December 31, 2022

Contents



Building a better
working world

Ernst & Young LLP
221 E. 4ᵗʰ Street
Suite 2900
Cincinnati, OH 45202

Tel: +1 513 612 1400
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of W&S Brokerage Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of W&S Brokerage Services, Inc. (the Company) as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1999.

Cincinnati, OH
February 28, 2023

1

December 31, 2022

Assets:

Cash and cash equivalents	$2,910,360
Affiliated accounts receivable	160,848
Unaffiliated accounts receivable	38,052
Receivables from clearing agency	175,082
Deposits with clearing agency	107,235
Prepaid expenses	167,448
Deferred income tax asset from affiliate	27,417
Federal income tax receivable from affiliate	146,505
Total assets	$3,732,947

Liabilities and stockholder's equity

Liabilities:

Accrued commissions	$ 123,776
Accrued other expenses	154,200
Payable to affiliates	597,182
Total liabilities	875,158

Stockholder's equity:

Common stock, no par value, 500 shares authorized, 150 shares issued and outstanding	10,000
Additional paid-in capital	15,694,296
Accumulated deficit	(12,846,507)
Total stockholders equity	2,857,789
Total liabilities and stockholder's equity	$3,732,947

See accompanying notes.

1. Organization and Nature of Business

W&S Brokerage Services, Inc. (the Company) is a wholly-owned subsidiary of Western-Southern Life Assurance Company (WSLAC), which is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (WSLIC). The Company is an Ohio corporation and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investors Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB). The Company generates substantially all of its revenues through sales of mutual funds, life and annuity products of its affiliates through affiliated sales representatives. The Company operates as a single business segment distributing financial products. The Company's determination that it has one operating segment is based on the fact that the officers review the Company's financial performance and allocate resources on an aggregate level.

2. Significant Accounting Policies

Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase, including investments in money market funds, which are valued at net asset value. Investments in money market funds are considered level 1 investments in the fair value hierarchy under ASC 820. Level 1 securities are valued using unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Company held an investment of $1,884,447 in a money market fund. This amount is included in *Cash and cash equivalents* on the Statement of Financial Condition.

The Company is required to maintain a deposit of $100,000 with the organization that clears its customer's mutual fund transactions and is considered restricted cash. This account is not insured by the Federal Deposit Insurance Corporation and is included in *Deposits with clearing agency* on the Statement of Financial Condition.

Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Mellon company. The Company promptly transmits all customer funds and securities to Pershing LLC. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owned to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. As of December 31, 2022, a balance of $175,082 consisting of cash and amounts due from clearing agency and from unsettled trades was held by Pershing LLC. This amount is included in *Receivables from clearing agency* on the Statement of Financial Condition.

Current Expected Credit Loss

The Financial Accounting Standards Board (FASB) issued in Accounting Standards Update (ASU) 2016-13 which significantly changes how entities account for credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The ASU requires entities to estimate an expected lifetime credit loss on financial assets ranging from short-term trade accounts receivable to long-term financings. The Company has assessed the allowance and determined there was no material impact on the financial statements.

Income Taxes

The Company is included in the consolidated federal income tax return with its ultimate parent, Western & Southern Mutual Holding Company. ASC 740, *Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under ASC 740. The benefit from losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

The gross amount of deferred income tax assets recorded at December 31, 2022 is $27,417. The Company had no gross deferred income tax liabilities at December 31, 2022. The deferred income tax assets are primarily attributable to certain accruals not currently deductible. Differences between the effective tax rate and the federal income tax rate are due to adjustments for state income taxes. There was no valuation allowance as of December 31, 2022 and no changes from prior year. The amount of taxes currently receivable from WSLIC as of December 31, 2022 was $146,505 and is included in *Federal income taxes receivable from affiliate* on the Statement of Financial Condition.

The Company recognizes the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company recognizes interest and penalties, if any, related to uncertain tax positions within federal income tax expense on the statement of operations. The Company has reviewed its tax positions taken on federal income tax returns for all open tax years (tax years ended December 31, 2014 through 2021) and has determined that no uncertain tax positions exist.

COVID-19

The Company is exposed to risk associated with the ongoing outbreak of coronavirus ("COVID-19") and is actively monitoring developments through governmental briefings and the relevant health authorities. The effects of the outbreak on the Company are uncertain and difficult to predict, as the situation continues to evolve. Risks include (but are not limited to) the disruption of business operations due to changing work environments for employees and business partners; and disruptions of product marketing and sales efforts. The Company has business continuity plans in place to mitigate the risks posed to business operations by disruptive incidents such as these.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related-Party Transactions

The Company provided administrative support services in connection with certain variable annuity and mutual fund sales pursuant to its agreement with Touchstone Securities, Inc. (TSI), an affiliate.

The Company earned commissions revenue from the sale of mutual fund shares of the Touchstone Funds and the sale of annuity contracts and variable life products of its affiliated entities:Touchstone Advisors (TSA), WSLAC, Lafayette Life (LLIC), Integrity Life Insurance Company and Columbus Life Insurance Company (CLIC).

The Company entered into a solicitor agreement for referrals to suitable investors for investment advisory services provided by its affiliate, Fort Washington Investment Advisors, Inc.

The Company entered into a sub advisory agreement for asset allocation investment advisory services provided by its affiliate, Fort Washington Investment Advisors, Inc.

The Company earned sales distribution fees pursuant to its distribution agreement with TSI.

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses.

The Company reimburses WSLIC for employee compensation and benefits expense.

WSLAC has committed to fund operations of the Company to the extent necessary for the Company to continue as a going concern.

4. Benefit Plans

The eligible full-time employees of the Company are covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. Employees of the Company can contribute an amount not less than 1% of their periodic compensation up to the maximum annual contribution allowed by current law. Employee contributions become eligible for Company match beginning the first month following the first 12-month period during which the employee worked a minimum of 1,000 hours. The Company matched one half of eligible contributions up to a match of 6% in 2022.

The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2010, eligible employees of the Company are covered under the Western & Southern Pension Plan (the Pension Plan), which is a defined benefit plan that provides a lifetime annuity upon retirement that is based on a percentage of the final average pay and years of service under the Pension Plan.

Certain employees of the Company are covered under the Western & Southern Affiliated Companies Supplemental Executive Retirement Plan (SERP), which is established for the purpose of providing deferred compensation to selected employees considered highly compensated under ERISA. The SERP is intended to qualify as an unfunded plan and to comply with section 409A of the Internal Revenue Code.

5. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. From time to time, the Company is involved in legal matters arising in the normal course of business.

The Company is a party to various legal actions arising in the ordinary course of its operations. The Company's potential losses in connection with such claims cannot be reasonably estimated, as there is significant uncertainty regarding the outcome of the related legal proceedings. The Company believes that the ultimate resolution of these matters will not materially impact its financial position, results of operations or cash flows.

6. Going Concern

Accounting Standards Update 2014-15, Presentation of Financial Statements — Going Concern, which was codified as Accounting Standards Codification (ASC) 205-40, requires management to evaluate the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. Management has considered conditions, specifically historical operating losses that could raise substantial doubt about the Company's ability to continue as a going concern. Management has implemented a plan that includes a funding commitment through capital contributions from affiliate WSLAC, which mitigates the conditions that raise substantial doubt. As such, Management has concluded that the Company has the ability to continue as a going concern for at least within one year following of the date that these financial statements are issued.

7. Subsequent Events

Management has evaluated the impact of subsequent events on the Company through the date the financial statements were issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $250,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2022, the Company's net capital, as defined, was $2,330,311 which was $2,080,311 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was .38 to 1 .